Centennial Government Trust ROCSOP

Net investment income (loss) and net realized gain (loss) may differ for financial statement and tax purposes. The character of dividends and distributions made during the fiscal year from net investment income or net realized gains may differ from their ultimate characterization for federal income tax purposes. Also, due to timing of dividends and distributions, the fiscal year in which amounts are distributed may differ from the fiscal year in which the income or net realized gain was recorded by the Trust.

                FROM
TO (FROM)       LONG-TERM                       NET
ORDINARY        CAPITAL GAIN    TAX RETURN      INVESTMENT
INCOME (LOSS)   (LOSS)(2)       OF CAPITAL      LOSS
----------------------------------------------------------
$--             $11,377         $--             $--

2. $11,377 was distributed in connection with Trust share redemptions.